FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 13, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____              No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated December 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date:	December 13, 2007	By:	/s/ Marc Beuls
			Name:	Marc Beuls
			Title:	President and Chief Executive Officer

By:	/s/ David Sach
	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
December 13, 2007

REGULATORY CHANGES IN COLOMBIA

New York and Stockholm - December 13, 2007 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today commented on the initiatives announced by the Colombian Regulator last week. The interconnect rate has been reduced with immediate effect from approximately US 12 cents to 6 cents and, as part of the new regulations, the interconnection between operators will continue to be symmetric but charged on a per second basis.

These changes will allow Tigo to improve the affordability of its services over time and the resulting price elasticity will be an important driver for future revenue growth. However, in the short term Tigo will see a negative effect on revenues and margins in Colombia as Tigo, the smallest of the three mobile operators, currently generates substantially more incoming than outgoing calls interconnecting with other operators. In the fourth quarter the impact will be limited but in 2008 revenue and margin in Colombia will be affected, although our target to achieve the Millicom Group average EBITDA margins in Colombia over time still remains unchanged.

Marc Beuls, CEO of Millicom commented, "These changes in the regulatory environment in Colombia will allow Tigo to implement all 3 A's of its business model going forward, but we have to accept a short term impact on revenues and margins in Colombia as the price worth paying to achieve these longer term objectives in a market with great potential."

Millicom International Cellular S.A. is a global telecommunications group with mobile operations in Asia, Latin America and Africa. It currently has mobile operations and licenses in 16 countries. The Group’s mobile operations have a combined population under license of approximately 280 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees and representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach	Telephone: +352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 7798 576 378
Investor Relations

Visit our web site at: www.millicom.com